NO ACT

DC
PE
12-07-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07085565



RECD S.E.C.
DEC 3 1 2007
1086

December 31, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section: 14A-8
Rule:
Public Availability: 12/31/2007

Re: General Electric Company
Incoming letter dated December 7, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 7, 2007 concerning the shareholder proposal submitted to GE by the IUE-CWA Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

Enclosures

cc: James D. Clark
President
IUE-CWA Industrial Division
501 Third Street, N.W.
Washington, DC 20001-2797

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 7, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of IUE-CWA Pension Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from IUE-CWA Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous share ownership in response to GE's request for that information. A copy of the Proposal is attached to this letter as Exhibit A.

BACKGROUND

The Proponent initially submitted the Proposal on October 29, 2007, to GE via facsimile and UPS next day delivery. GE received the Proposal on October 29, 2007. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of Rule 14a-8(b). Furthermore, the Proponent does not appear on the records of GE's stock transfer agent as a shareowner of record.

On November 1, 2007, via facsimile and U.S. postage mail, the Proponent submitted a letter from Michael Lostutter, Director of the IUE-CWA Pension Fund, regarding documentation of the Proponent's ownership of GE shares (the "Proponent's Statement of Ownership"). *See* Exhibit B. GE received the Proponent's Statement of Ownership on November 1, 2007. The Proponent's Statement of Ownership is dated October 31, 2007, and states: "This is to confirm that the IUE-CWA Pension Fund held common shares of General Electric well in excess of a $2,000 market value during the period of October 29, 2006 through the present date."

The Proponent's Statement of Ownership was signed by Michael Lostutter as "Director, IUE-CWA Pension Fund." Mr. Lostutter does not appear on the records of GE's stock transfer agent as a shareowner of record. Accordingly, GE sent a letter on November 9, 2007, within 14 calendar days of GE's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency, specifically that a shareowner must provide sufficient proof of ownership under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit C. In addition, GE attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice states, "to date we have not received proof that the IUE-CWA Pension Fund has satisfied Rule 14a-8's ownership requirements" and further states:

> To remedy this procedural defect, you must submit sufficient proof of the IUE-CWA Pension Fund's ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, the IUE-CWA Pension Fund continuously held the requisite number of Company shares for at least one year; or

- if the IUE-CWA Pension Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that the IUE-CWA Pension Fund continuously held the required number of shares for the one-year period.

The Proponent received the Deficiency Notice on November 13, 2007. *See* Exhibit D.

On November 30, 2007, more than 14 calendar days after the Proponent received the Deficiency Notice, GE received a facsimile from the Proponent indicating that it had received GE's Deficiency Notice and resubmitting the Proponent's Statement of Ownership, which the Proponent's November 30, 2007, letter describes as "the statement from the IUE-CWA Pension Fund." *See* Exhibit E. It should be noted that in 2006, the Proponent likewise initially submitted as proof of ownership a letter from Michael Lostutter, Director, IUE-CWA Pension Fund. In response to the deficiency notice that GE sent to the Proponent last year, the Proponent responded with confirmation of ownership from The Northern Trust Company, custodian for the IUE-CWA Pension Fund. *See* Exhibit F.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

GE may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

If the shareowner proponent is not the registered holder of the company's securities, Rule 14a-8(b)(2) requires that the shareowner prove its eligibility in one of two ways: (i) either the shareowner may submit "a written statement from the 'record' holder of [the shareowner's] securities (usually a broker or a bank) verifying that, at the time [the shareowner] submitted [its] proposal, [it] continuously held the securities for at least one year;" or (ii) if the shareowner has filed with the Commission a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or any amendments to those documents or updated forms, reflecting the shareowner's ownership of the shares as of the requisite date, the shareowner may demonstrate requisite ownership by submitting "[a] copy of the schedule and/or form, and any subsequent amendments reporting a change in [the shareowner's] ownership level" together with a written statement that the shareowner "continuously held the required number of shares for the one-year period."

As described above, GE received the Proposal on October 29, 2007, and the deficient Proponent's Statement of Ownership on November 1, 2007. GE timely sent the Deficiency

Notice to the Proponent by overnight mail on November 9, 2007 (within 14 days of receiving the Proposal). The Proponent failed to reply to the Deficiency Notice within 14 days of receiving such notice, the period prescribed by Rule 14a-8(b), and when it responded 17 days later on November 30, 2007, the Proponent only resubmitted the Proponent's Statement of Ownership.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the record owner requirements, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. GE satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b);
- the fact that according to GE's stock records, the Proponent was not a record owner of its shares;
- the type of documentation necessary to demonstrate ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of a shareowner proposal based on a proponent's failure to provide satisfactory evidence of its eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies, Inc.* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). *See also Viad Corp.* (avail. Mar. 19, 2007). Similarly, here the Proponent did not provide sufficient documentary support that the Proponent had satisfied Rule 14a-8(b)'s ownership requirements. Moreover, as noted above, the Proponent also submitted a proposal to GE last year and in prior years, and on those occasions provided sufficient proof of ownership to GE. Thus, the Proponent should be well aware of the need to demonstrate compliance with the ownership requirements of Rule 14a-8.

Despite the Deficiency Notice, the Proponent still failed to provide GE with satisfactory evidence of its requisite beneficial ownership. Accordingly, we ask that the Staff concur that GE may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2008 Proxy Materials pursuant to

Rule 14a-8(b) and Rule 14a-8(f)(1). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, GE agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,



Ronald O. Mueller

ROM/lms
Enclosures

cc: David M. Stuart, General Electric Company
James D. Clark, IUE-CWA Pension Fund

100345355_5.DOC

EXHIBIT A



Industrial Division

James D. Clark, President

Via fax and UPS next day delivery

October 29, 2007

Brackett Denniston
Senior Vice President, Corporate Secretary
and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: Submission of Shareholder Proposal

Dear Mr. Denniston:

On behalf of the IUE-CWA Pension Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the General Electric Company proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2008. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of General Electric common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own General Electric common stock through the date of the Company's 2008 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

James D. Clark
IUE-CWA President

Enclosure

501 Third Street, N.W. • Washington, D.C. 20001-2797
202/434-1228 • 202/434-1250 FAX • www.iue-cwa.org



Shareowner Proposal

RESOLVED, that the shareowners request that the Board of Directors of General Electric ("Company") adopt a policy that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own.

Supporting Statement

The 2006 and 2007 proxy statements disclose that senior executives of the Company have received millions of dollars of dividends or dividend-equivalent payments on grants of equity compensation that they do not own. These are payments on shares that the executives may never earn if the Company fails to meet certain performance targets.

The Wall Street Journal reported that CEO Jeffrey Immelt "received more than $1 million ... in dividends on unearned restricted and performance shares" in 2005. (May 4, 2006). In addition, our analysis of the 2007 Proxy Statement indicates that the five senior officers have collectively been paid in excess of $5 million in dividends or dividend equivalent payments for the seven quarters after January 1, 2006.

We believe it is a blatant contradiction of the principle of pay for performance to give senior executives millions of dollars in "dividends" for stock that they do not own, and may fail to earn in the future. If the purpose of a grant of performance shares is to make compensation contingent on the achievement of specified performance objectives, as the Compensation Committee stated in the 2006 proxy statement, we submit that no "dividends" should be paid on those shares until an executive has actually earned full ownership rights.

In response to this proposal in 2007, the proxy statement declared that Mr. Immelt, starting in September 2006, would only accumulate dividend equivalents if he earns the shares, and that payments would be made (without interest) upon full ownership. However, for other senior executives, it stated that the goal of providing "dividend equivalent payments is to mirror the income generation associated with stock ownership" and asserted that the current practice was "competitive."

In our opinion, the limited change in Company policy for Mr. Immelt is insufficient. For the CEO, it continues to undermine the principle of pay for performance because payments still accrue on shares that are not owned. For other top officers, there has been no change in the practice of awarding dividends or dividend equivalents on shares not owned.

According to the *Wall Street Journal* report noted above, several leading companies, such as Intel and Microsoft, "never pay dividends" before full ownership rights have been earned. If the Management Development and Compensation Committee believe that current executives are underpaid in the absence of "phantom dividends" or dividend equivalent payments, we believe it should increase other components in compensation packages.

In our view, contingent pay should be truly contingent. We agree with Paul Hodgson at the Corporate Library, who has stated that dividends on performance shares are "stealth compensation."

We urge shareholders to vote for this proposal.

EXHIBIT B

IUE-CWA
Industrial Division

James D. Clark

Via fax & U.S. postage mail

November 1, 2007

Brackett Denniston
Senior Vice President, Corporate Secretary,
and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: Proof of ownership of GE Common Stock for IUE-CWA Pension Fund

Dear Mr. Denniston:

Please find enclosed verification that the IUE-CWA Pension Fund holds sufficient shares for the requisite time period to be able to file a shareholder resolution.

Sincerely,



James D. Clark
IUE-CWA President

Enclosure

501 Third Street, N.W. • Washington, D.C. 20001-2797
202/434-1228 • 202/434-1250 FAX • www.iue-cwa.org

IUE-CWA

IUE-CWA PENSION FUND 1460 BROAD STREET/BLOOMFIELD, NEW JERSEY 07003-3078/PHONE (973)893-0333 FAX (973)893-8225

www.iuepension.org

October 31, 2007

Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

To Whom It May Concern:

This is to confirm that the IUE-CWA Pension Fund held common shares of General Electric well in excess of a $2,000 market value during the period of October 29, 2006 through the present date.

Sincerely,



Michael Lostutter, CEBS, RPA
Director, IUE-CWA Pension Fund

EXHIBIT C



David M. Stuart
Senior Counsel
Investigations/Regulatory

GE
3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2243
F +1 203 373 2523
david.m.stuart@ge.com

November 9, 2007

VIA FEDERAL EXPRESS
James D. Clark, President
IUE-CWA Industrial Division
501 Third Street, N.W.
Washington, D.C. 20001-2797

Re: Shareowner Proposal

Dear Mr. Clark:

I am writing on behalf of General Electric Company (the "Company"), which received on October 29, 2007, a shareowner proposal submitted by the IUE-CWA Pension Fund relating to the payment of dividends to senior executives for consideration at our 2008 Annual Meeting of Shareowners (the "Proposal"). The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), provides that each shareowner proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the IUE-CWA Pension Fund is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the IUE-CWA Pension Fund has satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this procedural defect, you must submit sufficient proof of the IUE-CWA Pension Fund's ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, the IUE-CWA Pension Fund continuously held the requisite number of Company shares for at least one year; or

- if the IUE-CWA Pension Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the IUE-CWA Pension Fund's ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the IUE-CWA Pension Fund continuously held the required number of shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2243.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely yours,



David M. Stuart

DMS/jlk
Enclosure

100335373_1.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT D



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Tracking number	79974934137[illegible]	**Reference**	Legal Litigation
Signed for by	R.CARSON	**Destination**	WASHINGTON, DC
Ship date	Nov 9, 2007	**Delivered to**	Mailroom
Delivery date	Nov 13, 2007 9:24 AM	**Service type**	Standard Envelope
		Weight	0.5 lbs.
Status	Delivered		
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Date/Time		Activity	Location	Details
Nov 13, 2007	9:24 AM	**Delivered**	WASHINGTON, DC	
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Nov 12, 2007	10:01 AM	Delivery exception	WASHINGTON, DC	Holiday - Business closed
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EXHIBIT E

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: David Stuart   Date: 11/30/07

Fax#: 203-373-2523   Pages: 4, including this cover sheet

From: Tony Daley
Research Economist

Subject:

COMMENTS: Verification of Ownership for Purposes of Submission of Shareholder Proposal IUE-CWA Pension Fund

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100 Fax: 202/434-1279

November 30, 2007

David Stuart
Senior Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Stuart:

Re: Verification of Ownership for Purpose of Submission of Shareholder Proposal – IUE-CWA Pension Fund

President Clark called me tonight and reported that you had written him about a verification of ownership of GE shares for the purpose of submitting a shareholder proposal. Please note that President Clark submitted a signed statement on November 1, 2007 from the administrator of the IUE-CWA Pension Plant that the Fund held shares whose value exceeded $2,000 for the period from October 29, 2006 to October 31, 2007. I enclose the letter from President Clark and the statement from the IUE-CWA Pension Fund.

Please let me know if I can be of further assistance. I can be reached at 202-434-9515.

Sincerely,



Tony Daley

IUE-CWA
Industrial Division

James D. Clark, President

Via fax & U.S. postage mail

November 1, 2007

Brackett Denniston
Senior Vice President, Corporate Secretary,
and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: Proof of ownership of GE Common Stock for IUE-CWA Pension Fund

Dear Mr. Denniston:

Please find enclosed verification that the IUE-CWA Pension Fund holds sufficient shares for the requisite time period to be able to file a shareholder resolution.

Sincerely,



James D. Clark
IUE-CWA President

Enclosure

501 Third Street, N.W. • Washington, D.C. 20001-2797
202/434-1228 • 202/434-1250 FAX • www.iue-cwa.org

IUE-CWA

IUE-CWA PENSION FUND 1460 BROAD STREET/BLOOMFIELD, NEW JERSEY 07003-3073/PHONE (973)893-0333 FAX (973)893-8225

www.iuepension.org

October 31, 2007

Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

To Whom It May Concern:

This is to confirm that the IUE-CWA Pension Fund held common shares of General Electric well in excess of a $2,000 market value during the period of October 29, 2006 through the present date.

Sincerely,



Michael Lostutter, CEBS, RPA
Director, IUE-CWA Pension Fund

EXHIBIT F

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100



Via Fax

November 14, 2006

Mr. David M. Stuart
Senior Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06431

RE: Proof of ownership of GE Common Stock for IUE-CWA Pension Fund

Dear Mr. Stuart:

We received yesterday your letter dated November 10, 2006, and its request for a statement from the record holder of GE common stock verifying that the IUE-CWA Pension Fund holds sufficient shares for the requisite time period to be able to file a shareholder resolution.

Please find enclosed a letter from Northern Trust, the Custodian for the IUE-CWA Pension Fund, which should suffice for your purposes.

If you have any questions, please do not hesitate to call me at 202-434-9515, or you can send me an e-mail at tdaley@cwa-union.org.

Sincerely,

Tony Daley
Research Economist

Enclosures



The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

November 13, 2006

Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: IUE-CWA Pension Fund – General Electric Company Common Stock

Dear Mr. Denniston:

This letter confirms that the IUE-CWA Pension Fund held over $2,000 at all times of General Electric Common Stock for the period October 31, 2005 through the present date.

The shares were, and still are, held by The Northern Trust Company as Custodian for the IUE-CWA Pension Fund.

If you have question, please do not hesitate to call me at (312) 444-3947.

Sincerely,

Lawrence A. Fumarolo
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 7, 2007

The proposal relates to payments.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END